9. CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
At a meeting held on February 15, 2006, the Board of Trustees of the Fund appointed KPMG LLP as the independent registered public accounting firm to the Fund for fiscal year 2007, replacing the firm of Ernst & Young LLP, who were dismissed as the independent registered public accounting firm to the Fund, effective at the conclusion of the fiscal 2006 audit. This change in the Fund's auditors was approved by the Fund's audit committee and ratified by the Fund's independent Trustees. During the two most recent fiscal years the audit reports of Ernst & Young LLP contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Further, there were no disagreements between the Fund and Ernst & Young on accounting principles, financial statement disclosure or audit scope, which if not resolved to the satisfaction of Ernst & Young LLP would have caused it to make reference to the disagreements in connection with its reports.